*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

HTG Molecular Diagnostics, Inc. in connection

with Draft Registration Statement on Form S-1

submitted November 13, 2014

November 13, 2014

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	HTG Molecular Diagnostics, Inc.

Draft Registration Statement on Form S-1

Submitted September 23, 2014

CIK No. 0001169987

Dear Ms. Ravitz:

On behalf of our client, HTG Molecular Diagnostics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2014 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 originally submitted confidentially to the Commission on September 23, 2014, which was subsequently revised in response to the Comment Letter and submitted confidentially to the Commission on November 13, 2014 (the “Revision No. 1”). In this letter, we are responding only to comment number 14 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has submitted a separate copy of this letter, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Steven M. Przesmicki, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6070.

November 13, 2014 Page 2 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

Staff Comments and Company Responses

Stock-Based Compensation, page 57

14.	Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference. In addition, please consider the impact that any reverse stock-split may have on the valuation of the common stock.

Response: The Company respectfully submits the following:

Prior Valuations and Equity Grants

Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in Revision No. 1, along with input from management, to determine the fair value of the Company’s common stock.

As part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also considered an appraisal of the fair value of the Company’s common stock as of January 1, 2013 from an independent third-party valuation specialist. The valuation performed as of January 1, 2013 used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

January 1, 2013 Valuation - $0.02 per share

The January 1, 2013 valuation (“January 2013 Valuation”) used the option pricing method (“OPM”). OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to accrued dividends, participation and conversion. The estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 3 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

The OPM utilized in the January 2013 Valuation took into consideration the price per share at which shares of the Company’s Series D convertible preferred stock were sold in November 2012. In addition, a 40% lack of marketability discount (“LOMD”) was applied to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold, and that no liquidity event was planned within twelve months. Given the amount of time expected until a potential liquidity event, for the January 2013 Valuation the form of the liquidity event was indeterminate. The resulting fair value of the Company’s common stock was determined to be $0.02 per share.

Prior to 2013, the Company’s operations were primarily focused on providing research tools and services. In early 2013, the Company had relatively smaller operations, a limited number of employees and was just completing the initial development of its diagnostic instrument platform. The Company also began to transition its operational focus to the commercialization and sale of its HTG Edge system and related profiling panels and consumables. The Company remained in fund raising mode, seeking various forms of capital, although investor interest came primarily from the Company’s existing investors, who had invested in two prior equity rounds.

October 2013 Grant

On October 10, 2013 the Board granted options for 40,000 shares of common stock. On the grant date, the Board determined that the fair value of the Company’s common stock was $0.02 per share in connection with the grant of stock options, in consideration of the January 2013 Valuation and the other objective and subjective factors described in Revision No. 1.

As part of its determination, the Board concluded that no significant internal or external events that would affect value had taken place since the January 2013 Valuation, and none were expected to occur in the near term. The only sale of securities to third parties occurred in May 2013, with the closing of a second tranche of the Company’s November 2012 Series D convertible preferred stock financing. In October 2013, the Company did not consider an initial public offering (“IPO”) a viable option in the near-term. The Company’s organization was only beginning to scale toward commercial operations of its HTG Edge system. The Company’s initial diagnostic platform had only been recently launched in June 2013. Initial placements of the Company’s system were made to ‘early adoption’ sites, whose use and feedback revealed the need for further development of the Company’s system in order to refine performance. The Company’s revenues were very limited and continued to be primarily generated from the sale of research tools and services. For the nine months ended September 30, 2013, the Company had revenues of just over $1.6 million.

January 21, 2014 Grant

On January 21, 2014, the Board granted options for 225,000 shares of common stock. On the grant date, the Board determined that the fair value of the Company’s common stock was $0.02 per share in connection with the grant of stock options, in consideration of the January 2013 Valuation and the other objective and subjective factors described in Revision No. 1.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 4 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

As part of its determination, the Board concluded that no significant internal or external events that would affect value had taken place since the January 2013 Valuation, and none were expected to occur in the near term. The Company did not consider an IPO a viable option at this time. While the Company’s operations were moving toward commercialization of its HTG Edge system and consumables, sales were relatively limited and the Company’s revenues continued to be primarily generated from the sale of research tools and services. In addition, as of January 21, 2014, the Company was in negotiations with its existing investors regarding the terms of the Company’s next preferred equity financing. Based on discussions with its investors at that time, the Company expected to sell shares of preferred stock at a price per share that was substantially lower than the price at which the Company previously sold shares of preferred stock in November 2012 and May 2013.

March 20, 2014 Grant

On March 20, 2014, the Board granted options for 26,782,385 shares of common stock. On the grant date, the Board determined that the fair value of the Company’s common stock was $0.02 per share in connection with the grant of stock options, in consideration of the January 2013 Valuation and the other objective and subjective factors described in Revision No. 1.

As part of its determination, the Board concluded that no significant internal or external events that would affect value had taken place since the January 2013 Valuation, and none were expected to occur in the near term. The Company still did not consider an IPO a viable near-term option at this time. Although the Company’s operations were moving toward commercialization of its system and consumables, sales of the Company’s system and products continued to be relatively limited, and the Company’s revenues continued to be primarily generated from the sale of research tools and services. The Board also considered the price per share at which the Company recently sold shares of preferred stock in a financing transaction completed in February 2014, which was 25% lower than the price at which the Company previously sold shares of preferred stock in November 2012 and May 2013.

Draft Valuation as of January 1, 2014 - $0.02 per share

Consistent with the Company’s practice of obtaining periodic appraisals of the fair value of its common stock, in 2014 the Company again engaged an independent third-party valuation firm to conduct a valuation of the Company’s Common Stock as of January 1, 2014 (the “January 2014 Valuation”).

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 5 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

The January 2014 Valuation used methodologies, approaches and assumptions consistent with the Practice Aid, and again used the OPM. The OPM utilized in the January 2014 Valuation took into consideration the price per share at which shares of the Company’s Series E Convertible Preferred Stock were expected to be sold (as discussed above, these shares were sold in February 2014 at a price that was effectively 25% lower than the price at which the Company previously sold shares of preferred stock in November 2012 and May 2013). In addition, a 35% LOMD was applied to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold and that no liquidity event was planned within twelve months. Given the amount of time expected until a potential liquidity event, for the January 2014 Valuation the form of the liquidity event was indeterminate. A draft of the January 2014 Valuation was provided to the Company in early May 2014. The draft report indicated that the fair value of the Company’s common stock was $0.02 per share.

May 27, 2014 Grant

On May 27, 2014, the Board granted options for 932,980 shares of common stock. On the grant date, the Board determined that the fair value of the Company’s common stock was $0.02 per share in connection with the grant of stock options, in consideration of the January 2013 Valuation and the other objective and subjective factors described in Revision No. 1.

As part of its determination, the Board concluded that no significant internal or external events that would affect value had taken place since the January 2013 Valuation, and none were expected to occur in the near term. The Board also considered the following factors:

•	On May 27, 2014, Company management provided the Board with a significantly lower revenue forecast for the remainder of 2014 through 2016. These projections indicated increased operating losses as a result of lower revenue and increased planned spending on sales, research and development initiatives that were considered necessary to accelerate the Company’s longer term strategic plan.

•	As of April 30, 2014, the Company’s cash on hand was less than $5 million, and management projected that the Company would be out of cash by the end of August 2014 without an additional financing, unless the Company significantly curtailed its operations.

•	The Company’s recent preferred stock financing, completed in February 2014, provided for a second tranche of funding. However, the investors’ obligation to provide additional funding was conditioned on the Company’s achievement of certain milestones. It appeared that the Company was unlikely to achieve those milestones, and therefore would be unable to complete the second tranche of funding without a waiver of the milestones from the investors.

•	The price per share at which the Company recently sold shares of preferred stock in February 2014 was effectively 25% lower than the price at which the Company previously sold shares of preferred stock in November 2012 and May 2013. The draft January 2014 Valuation, delivered to the Company in early May 2014, ascribed a fair value of $0.02 per share to the common stock.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 6 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

Exploration of IPO Feasibility

On May 27, 2014, the Board reviewed the Company’s near term operating results, projections and overall financing plans. The Board asked management to explore the feasibility of several alternative financing transactions, including a possible IPO as a financing option in the fourth quarter of 2014.

In June 2014, the Company began to explore the feasibility of an IPO. The Company had initial discussions with attorneys and potential investment banks during June and July, and generally engaged in a due diligence process to determine the feasibility of executing an IPO in the fourth quarter of 2014. In early August 2014, the Company selected bankers and held an organizational meeting to formally begin the process for this offering, including the drafting of a registration statement.

Retrospective Valuations

In conjunction with its exploration of the feasibility of an IPO, the Company directed an independent valuation firm to complete the January 2014 Valuation. The Company also engaged the same independent valuation firm to perform retrospective valuations of the Company’s common stock as of March 20, 2014 and June 30, 2014, in order to validate the January 2014 Valuation.

Completed January 1, 2014 Valuation - $0.02 per share

The completed January 2014 Valuation was delivered to the Company in September 2014. The completed report was essentially unchanged from the draft report previously delivered to the Company in May 2014. The resulting fair value of the Company’s common stock was determined to be $0.02 per share.

March 20, 2014 Retrospective Valuation - $0.07 per share

In accordance with the Practice Aid, the retrospective valuation as of March 20, 2014 (the “March 2014 Retrospective Valuation”) utilized the Hybrid Method, which is a hybrid between OPM and PWERM, or probability-weighted expected return method. The Hybrid Method estimates the probability-weighted value across multiple scenarios, but uses the OPM to estimate the allocation of value within one or more of those scenarios. The March 2014 Retrospective Valuation considered several factors, including the following:

•	our financial condition and results of operations;

•	our negative cash flows and need for additional financing;

•	the rights and preferences, including liquidation preferences and accrued dividends of our preferred stock;

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 7 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

•	our need to accelerate various sales, research and development initiatives to build our business towards sustainability;

•	increasing placements and opportunities for placement of our HTG Edge system;

•	the absence of any offers to purchase the Company; and

•	our estimates of the relative probability of a sale or initial public offering of the Company.

The March 2014 Retrospective Valuation considered time to liquidity and various types of liquidity events, including the following scenarios: (1) an initial public offering; (2) a sale or merger of our company in the near-term; (3) continuing as a going concern; and (4) a bankruptcy or dissolution. The March 2014 Retrospective Valuation assigned the following probabilities of a successful liquidity event to the four scenarios: 40% for an initial public offering, 35% for a sale of us in the near-term; 20% for continuing as a going concern and 5% for bankruptcy or dissolution. The probability weighting reflected the fact that the Company did not seriously consider the feasibility of an IPO as of March 20, 2014, only began to explore the feasibility of an IPO after May 27, 2014, and did not initiate its IPO process (by selecting underwriters and holding an IPO organizational meeting with underwriters) until August 11, 2014. A 35% LOMD was then applied to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold.

In September 2014 we received the March 2014 Retrospective Valuation. The resulting estimated fair value of the common stock at March 20, 2014 was $0.07 per share.

June 30, 2014 Retrospective Valuation - $0.07 per share

In accordance with the Practice Aid, the retrospective valuation as of June 30, 2014 (the “June 2014 Retrospective Valuation”) again utilized the Hybrid Method. The June 2014 Retrospective Valuation considered various factors consistent with the factors considered in connection with the March 2014 Retrospective Valuation discussed above.

The June 2014 Retrospective Valuation also considered time to liquidity and various types of liquidity events, including the following scenarios: (1) an initial public offering; (2) a sale or merger of our company in the near-term; (3) continuing as a going concern; and (4) a bankruptcy or dissolution. The June 2014 Retrospective Valuation assigned the following probabilities of a successful liquidity event to the four scenarios: 65% for an initial public offering, 15% for a sale of our company in the near-term; 20% for continuing as a going concern and 0% for a bankruptcy or dissolution. The probability weighting reflected the fact that the Company began to consider the feasibility of an IPO in June 2014, and initiated an IPO process by selecting underwriters and holding an IPO organizational meeting with underwriters on August 11, 2014. A 25% LOMD was then applied to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 8 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

In September 2014, we received the June 2014 Retrospective Valuation. The resulting estimated fair value of the common stock at June 30, 2014 was $0.07 per share.

Estimated Initial Public Offering Price Range – $[…***…] to $[…***…] per share

The Company respectfully advises the Staff that, based on discussions with representatives of the book-running manager of its IPO, the Company estimates the IPO price to be included on the cover of the Company’s preliminary prospectus will be between $[…***…] and $[…***…] per share (the “Preliminary IPO Price Range”) on a post-reverse split adjusted basis, or between $[…***…] and $[…***…] per share on a current, pre-reverse split basis.

The Company advises the Staff that it will set forth a bona fide initial offering price range in a pre-effective amendment to the Company’s registration statement on Form S-1 prior to the distribution of any preliminary prospectus, which price range is expected to be narrower than but within the Preliminary IPO Price Range (it is anticipated to be a $2 range within the Preliminary IPO Price Range). The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.

Analysis

The Company respectfully submits that the Board’s determination of fair value in connection with each grant of stock options described above was appropriate and reasonable. The Board appropriately considered the various factors described above related to the development, operations and financing of the Company, as well as analyses of the fair value of the Company’s common stock received from an independent third-party valuation specialist.

In addition, the Company respectfully submits that retrospective valuations described above appear to validate the Board’s good faith determination as of each grant date. The March 20 Retrospective Valuation and the June 30 Retrospective Valuation were developed with the benefit of hindsight, although only information that was known or knowable as of each date was considered. However, the difference between fair value determination in those retrospective analyses and the Board’s contemporaneous determination of value as of each grant date are not significant enough to call into question the appropriateness of the Board’s initial determination.

Also, the Company respectfully submits that retrospective adoption of the March 20 Retrospective Valuation and the June 30 Retrospective Valuation would not materially impact the Company’s financial statements. In using a $0.02 fair value per common share for the March 20, 2014 and May 27, 2014 grants, the Company recognized approximately $60,000 of stock compensation expense for these grants for the nine months ended September 30, 2014. The projected unamortized stock compensation expense for these grants was approximately $200,000. Had a fair value of $0.07 per share been utilized, the Company’s stock compensation expense for these grants would have been approximately $274,000 for the nine months ended September 30, 2014, and the projected unamortized stock compensation expense for these grants would have been approximately $1,000,000. This would have increased the Company’s loss from operations and net loss for the nine months ended September 30, 2014 by only 2%. Prospectively, the additional unamortized stock compensation expense for these grants would have resulted in an additional $50,000 of stock-based compensation expense each quarter over the remaining vesting period. The Company respectfully submits that these differences are not material to the Company’s financial statements.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

November 13, 2014 Page 9 of 10	*FOIA Confidential Treatment Request* Confidential Treatment Requested by HTG Molecular Diagnostics, Inc. in connection with Draft Registration Statement on Form S-1 submitted November 13, 2014

The Company further respectfully submits to the Staff that the increase in value between the most recent valuation report described above, compared to the Preliminary IPO Price Range, is reasonable. Specifically, the Company submits to the Staff that the June 30, 2014 retrospective valuation report appropriately reflected the potential for a stay private scenario. This was appropriate given that the Company only began to consider the feasibility of an IPO in June 2014, and did not initiate an IPO process by selecting underwriters and holding an IPO organizational meeting with underwriters until August 11, 2014. In contrast, the Preliminary IPO Price Range is a single outcome which necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created. As a result, unlike the valuation performed in connection with the Company’s option grants as a private company, the Preliminary IPO Price Range excludes any marketability or illiquidity discount for the Company’s common stock and takes into account that the IPO would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet. In addition, the Preliminary IPO Price Range assumes the conversion of (i) 242,987,284 shares of outstanding convertible redeemable preferred stock, (ii) the conversion of accrued dividends into 32,396,465 shares of common stock, and (iii) the resulting elimination of all preferred stock preferences (including the liquidation preference for the preferred stock).

Finally, there are other factors that support the discount in the June 30, 2014 valuation determination, compared to the Preliminary IPO Price Range, including (i) the inherent uncertainty of completing a successful IPO (which appears likely to be delayed beyond the Company’s initial target of a fourth quarter offering), (ii) the possibility that the actual IPO price could be substantially lower than the Preliminary IPO Price Range discussed with the Company’s underwriters and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

Conclusion

Based on the analysis and details provided, the Company respectfully submits to the Staff that it believes the determination of fair value in connection with each grant of stock options described above was appropriate and reasonable. In addition, the changes that would result from applying retrospectively reassessed fair values of the March 2014 and May 2014 grants are not material to the Company’s financial statements. Lastly, the Company respectfully submits to the Staff that the increase in value between the most recent valuation report described above, compared to the Preliminary IPO Price Range, is reasonable.

***

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

HTG Molecular Diagnostics, Inc. in connection

with Draft Registration Statement on Form S-1

submitted November 13, 2014

The Company respectfully requests the Staff’s assistance in completing the review of Revision No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Revision No. 1 or this response letter to me at (858) 550-6070. Thank you.

Sincerely,

Cooley LLP

/s/ Steven M. Przesmicki

Steven M. Przesmicki, Esq.

cc:	Timothy B. Johnson, HTG Molecular Diagnostics, Inc.

M. Wainwright Fishburn, Jr., Esq., Cooley LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP